Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
October 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Chief Executive Officer and Managing Director

V. Balakrishnan
Member of the Board, Chief Financial Officer

Nandita Gurjar
Head - Human Resources, Member, Executive Council

Rajiv Bansal
Vice President - Finance

B. G. Srinivas
Member of the Board, Head - Europe and Global Head - Financial Services & Insurance

PRESS

Deepu
Business Standard

Pankaj
Mint

S. D. Shibulal

Good morning everyone. It is a pleasure for me to be here. Thank you very much for coming. I will just briefly take you through the Q2 highlights. There is one thing which is evident in Q2 is the fact that our execution is starting to yield results. We have been on this journey of Infosys 3.0 over the last 4-5 quarters. I have told you last time that the transformation is complete. We are purely on execution at this point in time.

If you look at some of the indicators in Q2, they are the early indicators we look for in the early stages of a strategic execution. Our revenue grew by 2.6% quarter-on-quarter in Q2. Our volume went up by 3.8%. Our revenue productivity has marginally gone down by 0.2%. Utilization is marginally up. Those are some of the highlights. More importantly on the client side we added 39 new clients in Q2, 14 of them are in financial services space. So even in a difficult period we have added 14 new clients in the financial services space. Quarter-on-quarter financial services revenue has gone up.

Now if you look at the deal wins that is where little more colour one needs to have. If you look at our core space, which is Business and IT operations space, we have very good deal wins in Q2. We had 6 large deal wins, 2 of them were more than $200 million. They are both infrastructure-lead deals. One of them is Harley-Davidson which is in the public domain. It is a $200 million plus deal where we have setup a Development Center in Milwaukee to support that deal. The other one is also an infra-lead deal. The other two deals which are interesting, one is the India Post deal which closed last quarter. It is a transformation of 1,50,000 post offices in India and a deal for Ministry of Corporate Affairs. So very good deal wins in the Business and IT Operations space which is our core space. The next one is Consulting and System Integration. Again, there we have 8 large transformational deal wins in Q2 which is one of the highest in the recent quarters and these are also very important deal wins for us.

Then from a strategic direction, Platforms is another important specific area for us. We have closed more than $100 million of TCV in Q2. The total TCV now is $480 million. It is actually getting close to the $0.5 billion of TCV wins in the platforms space. We have number of platforms which are doing extremely well. One of them is ‘Social Edge’ where we have more than 10 clients. We are also in the process of co-creating additional platforms with our clients. We launched ‘Cloud Ecosystem Hub’ in Q2 and it has got very good response from our clients. Another product called ‘SpeedSolve’ which is also doing well in the market. If you look at the performance of Q2, there are early indicators that our 3.0 Strategy is on the execution mode. Deal wins in Business and IT operations, deal wins in Consulting and System Integration, TCV bookings in Products and Platform and new clients additions.

Growth in Q2 has been widespread. Top 5 clients grew by 4.8%, top 10 grew by 3.1% and top 25 grew by 2.6%, which means the growth in Q2 was led by the larger clients. Some of the new areas like Cloud, Mobility and Engineering are all doing well. They have all grown in Q2. That is the colour on the Q2 performance.

Going back to the environment, the environment has really not changed. It continues to be challenging for us. From the beginning of last quarter to this quarter I do not see secular change. US continues to be a challenge. There has been a marginal decrease in unemployment but I would not consider that as secular. Europe continues to be in turmoil and US also has a China overhang to deal with. So the environment continues to be challenging for our clients and that does reflect in their ability to take decisions, to invest in the future and that does have an impact on us. So from last quarter to this quarter, the environment continues to be in the same state. That is the number two point.

The third one, we are very confident of our future and we are investing into the future. When I talked about investments in Products and Platform, we are co-creating multiple Products and Platform along with our clients. We have taken a decision to give a compensation increase. An average of 6% offshore and average of 2-3% onsite. That is our commitment for our employees and that is also a show of confidence in our future. We are investing for our future. I clearly believe that while we continue with some short-term challenges, we will be fine in the long-term.That is an overall on Q2 on the environment where we are making the investments and our view on the long-term.

You would have known by now that Bala has stepped down as the CFO. Rajiv Bansal is the designated CFO who will take charge from November 1. Now I want to categorically say this that Bala has not resigned. He is not going anywhere, he is going to be sitting next to me on the next chair. You will continue to see him. He handles a very important portfolio for us that includes the BPO which is growing 18% this year when the company is growing 5%, which means BPO is growing better than the company average. He is handling India, which is starting to see very good traction. Business in India is very different and Bala has played a very important part in crafting this business. If you look at the Post Office deal which will transform 1,50,000 post offices, if you look at the ITCPC deal, these are very different kind of deals. These are unique in many ways. These are actually social transformational deals and Bala has played a very important part in crafting some of those deals. He will continue to handle Finacle which is the flagship products which we have. So Bala is heading a very strategic part of our business. In fact if you walk into Bala’s room, the number of awards he has received has actually filled his cabinet. What he has done is very much in line with our approach. You have seen people in Infosys giving way to youngsters. Rajiv has been with Bala for the last 7 years. Bala has groomed him. Bala has got him ready for this job and he has taken a decision to actually do this. I want to thank Bala for the wonderful work he has done and congratulate Rajiv on taking up this new role.

From a guidance perspective, we have maintained our guidance with the adjustments for currency. We have retained our guidance of 5% growth for the year. EPS guidance is $ 2.97. We adjusted the EPS for currency movement from $ 3.03 to $ 2.97, otherwise we have not changed it. Our visibility continues to be as usual. When we enter a quarter, we have visibility of 95%, which means for the next 6 months it will be about 85% or so. So we still have a catch up to do of 15%. Because we have not changed the EPS guidance (for compensation increase) and gone ahead and have given a compensation increase in such a tough situation, this means that we will have to manage our operations much more effectively and efficiently for the next 6 months and even more. We will have to use all the levers which we have to maintain our EPS guidance because we have gone ahead and given a compensation increase while the growth is only 5%.

As I said, Q2 is an early indicator of our strategic reaction. We are in a challenging environment. We are very confident about our future. We are investing for our future. The Lodestone acquisition is a fantastic investment into our strategic direction. There is an acquisition of $200 mn corporation in the intersection of two of our strategic directions. One is Consulting and System Integration, second is Europe. So we are using cash for strategic intent. We are giving compensation increase to our people. We are investing in Products and Platforms. So we are very confident about our future and we are investing for the same.

Thank you very much. Now we are open for questions.

Deepu

Couple of questions; one is about your guidance. You said you have not revised your guidance. This is despite the fact that you made two acquisitions, one is the Lodestone acquisition and the other one is the much smaller acquisition that you did in BPO space. Despite that you have not revised the guidance when everybody was expecting that you may revise the guidance? The second question is that your $ 300 million client who was with you last quarter has declined and also same is the case with the $200 million account also. Are the top clients not growing in this environment? Third question is about the movement of Mr. Bala. You have said he has stepped down to take a bigger role. What I understand is that all these three responsibilities that you said he will handle, he is already doing that. So what is the new role, or are you preparing him for a bigger role in the company?

S. D. Shibulal

I think there are three questions; number one on the Lodestone and on Marsh. Those deals are not closed. It will enter into our guidance when they are closed which will happen this quarter. For example in the case of Lodestone we were waiting for the anti-trust clearance from Germany, which we have now obtained, which means sometime in the next week or so the deal will be closed and then the next time when we give the guidance, Lodestone will be part of the guidance. So the deals have no impact on our guidance as of right now.

Regarding the large customers, we have not lost anyone. What has happened is the $300 mn customer has marginally come down below $ 300 million on an LTM basis. It is not like that we have lost $300 million client or $200 million client. That is not the case. If you look at the number of clients, the number of million dollar clients have gone up to 413.

Regarding the question on Bala, in Infosys everyone is being groomed for a higher role. Bala handles one of the very important strategic responsibilities for us and I think that is a growing responsibility.

V. Balakrishnan

Like Shibu said, I got so many awards, I am running out of place to keep those. So I said better to step down so that our new CFO will collect the future awards.

Unknown Speaker

Just a followup to the question on Bala. Will you be given any additional portfolio’s in addition to all this? Secondly will we see Rajiv Bansal’s inclusion on the Board or the Executive Council now that he has been appointed CFO?

S. D. Shibulal

These are all hypothetical questions. As and when they happen, we will definitely inform you.

Unknown Speaker

Shibu you mentioned you will have to make up 15% visibility over the next 6 months. Could you please explain that?

S. D. Shibulal

We have always said that our visibility is 65% in the beginning of the year for the entire year and 95% for the current quarter. I extrapolated that and said that we are half way through, so we have 85% visibility for the rest of the 6 months. It is very much in line with what we have set in the past. We have always said that we have 65% visibility in the beginning of the year and 95% for the quarter.

Unknown Speaker

Shibu, if you can just answer about the Lodestone acquisition, you said that you will include it in the next quarter’s guidance. So will we see guidance up from the 5% that you have given this time in the next quarter when you include the Lodestone acquisition provided the environment remains same? My second question is about the operating profit decline. If you can explain the same in this quarter?.

S.D. Shibulal

As I said, Lodestone is not currently included in our guidance. As and when Lodestone closes, that will become part of our portfolio and that will impact our guidance. That will change our guidance in the next quarter everything else being equal. There will be an additional revenue which will come in and that will increase our guidance. I will request Bala to respond to the second question.

V. Balakrishnan

The operating margin declined by 160-basis points during the quarter, mainly because some of the costs like our subcontracted cost went up this quarter. There was no impact of currency because average rate of Rupee-Dollar is same from last quarter to this quarter.

Unknown Speaker

Shibu, could you please explain the impact of the wage increase on the EBITDA. Also Nandita could you tell us how the campus hiring is going on this time?

V. Balakrishnan

If you look at our guidance what we gave in July, that was without any wage increase. Now we have given a revised guidance with wage increase. In July we said our operating margin for the full year could decline by around 50-100 basis points (we have changed it to a decline of 200 bps). Even though we are giving a wage hike of around 6% in India and 2%-3% outside India, we are using some of the levers we have on the cost side to offset that. What you see as an impact on the guidance between what we said in July and now is purely because of the Rupee change. In July, we took Rupee to Dollar at 55, now it is 53. If what our finance minister says becomes true, it could come to 50. We do not know. We have taken it at 53 which is the closing rate as of last quarter.

Unknown Speaker

Question for Bala, I know normally you folks say that markets have their own behavior but given that, if you allow me to use all your body language, it feels a lot more positive this time around compared with the experience of last couple of quarters. Can you talk about your views on the disparity between your comments and your numbers and how the markets have behaved today?

V. Balakrishnan

If the investors looks at the body language, we are not worried since that is their job. If the journalist looks at the body language, we have a problem. The world has not changed. All the developed economies are in trouble. What we are saying is the economic situation outside India has not changed. The global economic environment continues to be uncertain but we had given a guidance of minimum of 5% growth for the year. We do not see any reason to change that because when we have a conversation with all our clients, the willingness is there to spend. That is why we have not changed the guidance. But if you ask about the economic environment, it is still challenging and it is going to be a challenge for few more quarters to come.

Unknown Speaker

Just to followup on that again. Last two quarters one might have argued that even your commentary contributed but this time around like you said you have maintained your guidance without including Lodestone and another acquisition. Even if granting that it is a competitive factor you have given a wage hike, which people ought to look at as a positive sign in terms of what you think about your prospects during the rest of the year. So a lay person like me kind of fails to understand why your stock tanked 9% and even though it gained back, it is still down 5% odd. So just help us understand in a broad term what you think is happening?

V. Balakrishnan

We are not experts in stock market. Probably you have to ask Udayan or somebody. He will tell you. We have to make the investments what we want to make at the right time. We had increased the wages in India by around 6%, outside India by 2%-3%. We made a highly strategic acquisition in Europe at the toughest time. Europe is going through a turmoil. We are investing in Europe. Consulting is a discretionary spend. We are investing in Consulting. We are also making all the investments in Products Platform & Solution to create nonlinearity. So it is all about making the right investment. It is not about good time or bad time but we also try to balance. We are trying to pull some of the levers on the cost side to make sure that we are able to manage well all the incremental investments. So in a tough period we try to pull all the levers and make sure we make all the right investments. We prepare the model for growth. Next year if the world stabilizes and growth comes back, we have a perfect platform which is amenable for that growth.

Unknown Speaker

Nandita on how the campus hiring is shaping up for the company?

Nandita Gurjar

It is shaping up well. The numbers overall of the group is about 6000 though the BPO number are not yet firmed up, but we are going for 6000 this year.

Deepu

Just one followup question, you said subcontracted cost has gone up. Is it that you are hiring more temporary staff depending compared to hiring of your own staff? Second thing is about the restructuring. I remember the last quarter you had said that it is over but are we still seeing next line change. Should we expect some more changes in the near future?

S. D. Shibulal

First of all, we have no strategic direction of hiring temp staff. We have always done subcontracting especially in new skills. When you expand your business in niche skills, you do subcontracting. You also do subcontracting in places where you do not have staff available urgently. If you look at the growth, there has been definitely growth in BITS as well as in CSI. In Consulting and System Integration you tend to require more niche and onsite capabilities and that is where we have done subcontracting. We have hired close to 500 people onsite last quarter. We had said that we will hire 2000 people in US in the calendar year. We are very close to that. That is number one. Number two, the question on change; change is a way of life, things change. Now in this case Bala has stepped down from one of his roles and Rajiv is taking up that new role. That is all there is to it.

Unknown Speaker

Shibu I have question for you. Can you give some flavor on the volume and pricing and as you said last quarter there have been pricing renegotiations? Did you see that this time and are you feeling any pricing pressure?

S. D. Shibulal

On the volume side, the onsite went up by 4.4%, offshore by 3.6% and on the blended level 3.8% volume increase. On the revenue productivity side the pricing onsite went up by 0.4%, offshore came down by 1.3%, an overall decline of 0.2%, which is not very material. I will not consider a 0.2% decline a secular trend at all. Last quarter it did come down. At this point in time we are seeing the pricing as stable. There are of course sporadic renegotiations but we are not seeing a secular trend of renegotiations in price.

Unknown Speaker

Also if you can talk about how your top 5 and top 10 clients grew because as I see the revenue from top 10 clients and top 5 has been marginally low or flat?

Rajiv Bansal

We have actually seen growth all around. Our top clients have done very well this time. Lot of growth is actually coming from the top clients. What Shibu is also saying is that you cannot look at the movement of client from a $ 300 mn bucket to a $ 200 mn bucket to a $ 100 mn bucket because it is the quarterly movement and when you look at it from an LTM basis they will always move up and down but there is no sequential trend to it. We have seen all round growth. There are a lot of opportunities with our large clients and that is what gives us the confidence about maintaining the guidance and keeping the EPS guidance also similar excluding currency

Deepu

Just one thing I was just wondering, I remember last time when you said about wage hike that if things improve then we will consider giving wage hike what you usually do. What has really changed between then and now because you are saying things still continue to be uncertain but despite that you have given a wage hike?

S. D. Shibulal

From an environment perspective, things have not changed from the last quarter to this quarter. As I said from a strategy execution perspective, Q2 has been an early indicator but we have always said that our strategic execution is for a long-term. If you look at the wins in Q2, it reflects our approach towards building a balanced portfolio which we clearly believe will give a long-term profitable growth. That has been our aspiration all along. There are early indicators of the execution being successful. We are also being recognized by the industry analysts for our strategic direction. If you look at the reports which have come out recently, they acknowledged the fact that we are on the right strategic path. In the long-term, we are very confident and our decision to give the compensation hike is also a reflection of our confidence in our long-term strategic direction while we believe that the short-term we will continue to have challenges.

Rajiv Bansal

Just to clarify on the number that you had, the top 5 clients grew 4.8%, the top 10 clients grew 3.1%, the top 25 clients grew 2.6% and the top 50 clients grew 3.5%, so there has been growth in topline?

S. D. Shibulal

As I said the growth has been all around and the top clients have grown.

Deepu

What is happening in the banking and financial services space, as I see the share has come down this quarter because in most of the analysts talked that the compliance related spending will drive the growth. Is it not happening at the moment, is it because US is going through an election year and hence the financial services companies are tightening their wallets?

V. Balakrishnan

All the large institutions are paying so much of fines to the government. They do not have the money to invest on IT.

B. G. Srinivas

The sector no doubt continues to face one of the most challenging times ever and this time the recovery is going to be much slower for the sector, no doubt. In spite of that we have had a very marginal growth. The services has grown 2.5% and there has been a dip in the products business but we have continued to make sure that we be relevant even in a sector where they are facing challenging times. There is a significant move towards cost rationalization within the sector. We are positioning our differentiated service offering to help clients simplify their portfolio, simplify and then help them restructure. They are willing to even look at radical measures to restructure to take cost out. We are helping our clients on that aspect. The other aspect as you mentioned is that there is a lot of thrust on risk and compliance in the current environment because of what has happened in the last couple of years, focus. Clients are focusing on risk, in terms of putting in new control measures and new systems to deploy but it is going rather slow because they have to still find money to fund these areas. The third area which is of interest and clients are willing to spend even in current environment is on their client-centric applications which means establishing multi-channel venues, client analytics, big data. As part of infrastructure offerings, infrastructure and cloud is another area the clients are looking at which gives them not only the flexibility of the infrastructure management but also helping them take cost out.

Unknown Speaker

This is about repeat business. Last quarter it was 99.1%, this time it is 98.2%. It could be for two things, either you are getting more fresh business or your business from existing clients has come down, what is it exactly?

S. D. Shibulal

Every year in the beginning we reset the repeat business. So first quarter will always be higher and then it will start coming down. The repeat business by the end of the year will be about 95%. So nothing there, it is the usual trend which you will see every year.

Unknown Speaker

Shibu, I just wanted to ask you what do you foresee as a near term challenges to sustain the growth that you have achieved this quarter and how the client conversation is different in the Europe region versus the US?

S. D. Shibulal

I explained the short-term challenges. The challenges which exist in the last quarter continue to exist. There is definite turmoil in Europe and then there are multiple challenges in US. That does reflect on our client’s ability to take decisions, to invest for the future and in many other aspects. They will be our biggest concern when we look at the short-term future.

Unknown Speaker

Also I need a comment on 15.4% decline in India business.

V. Balakrishnan

Well it declined. India is all about transformational deals. These are all long-term projects. It is sub-scale today and we have to grow the business. We have won couple of large deals like the Department of Post and MCA. In the future quarters, we will see the growth coming in. These are all transformational deals and hence it will take some time for the revenue to kick in. You will see the impact in the next few quarters.

Unknown Speaker

Sir, in this MCA contract is it not that TCS has already developed a software for them, what will the Infosys mandate be?

V. Balakrishnan

We have a larger mandate to enhance that platform and make it more amenable on the e-governance space. We won that contract.

Unknown Speaker

Global economic uncertainty, could you just elaborate in case you have already done, why do you say so and have you factored the IMF latest forecast?

S. D. Shibulal

If you look at the external environment, it continues to be challenging. If you look at US for example, the GDP growth is probably down from where it was in the past, the housing market is still challenging, the unemployment has decreased marginally but I would not consider that as a secular trend. So there are many indicators which are slightly positive or slightly negative. So none of the indicators have shown a secular trend of improvement. For example if you take the US consumer confidence index, it declined in August and then improved in September but again there is no guarantee that it will not decline in October. You know the turmoil which is going on in Europe. When you look at the environment, as Bala said the majority of the developed markets are going through uncertain times. That does impact our clients ability to take decisions.

If you look at what IMF said as well as if you look at any of the other reports they all talk about a protracted recovery. At this point in time we are not expecting a fast recovery, it will be a protracted recovery. We are definitely looking at different markets. India is one which we just talked about, some of the deals which we have won. In Singapore we have set up a 600 people development facility, we have set up a development facility in Mexico, 2 in Brazil. While Europe is undergoing challenges, our share of revenue from Continental Europe is only 10% of our revenue. There is such a large market but our revenue share is low and so we are investing into Europe. It is not only about what is in the environment, it is also about what is our share of revenue in that market. So there are new sources of revenue coming from India, Brazil. UK and Australia will continue to be important for us. We are investing in Continental Europe, so we are making those investments in various parts of the world.

China for us is a dual entity. One is to provide services to global markets. Our China utilization is also down but China continues to be an important part of our strategy for Global Delivery Model because that is the second largest country which can provide us with the largest number of engineers. The other part is local China business. There we operate as a subsidiary, not as a joint venture which in some way limits our addressable markets. That will continue to grow slowly on a smaller base.

Unknown Speaker

Is the wage increase across the Board or is it confined to laterals and also an attempt to retain the talent?

S.D. Shibulal

No, the wage increase is broad-based. This will be an average of 6% offshore and 2%-3% onsite, offshore this quarter and on site next quarter.

Unknown Speaker

Is it due?

S.D. Shibulal

We deferred the wage increase. Usually the wage increase happens in April. This year we deferred the wage increase given the employment situation which we were faced with. As I said, the environment has not changed but if you look at Q2, there are some early indicators that the execution of the strategic direction is yielding some result. These are early indicators. We still operate in a challenging environment, our visibility metrices remain very similar to what we have in the past. So we still have catch ups on revenue to be made for the remaining 6 months, but we are very confident about our future and wage increase is a reflection of that.

Unknown Speaker

Had you any impact at all on operating income because of the rupee strengthening?

V. Balakrishnan

We had an impact but we also do the hedges. If you look at the net impact on the operating income between quarters, last quarter we had a $ 5 million loss because of hedges, this quarter we had $ 29 million in profits. So there is a swing of $ 35 million because of the hedges benefit we got, that to some extent offset the impact.

Pankaj

I wanted a long term view from you on your focus on profitable growth and high margin business. We have been having this debate for a long time. Do you think in this environment you are kind of letting some momentum go to rivals because of kind of opportunities and deals that are available in the market. What do you think of it? Is there a course correction needed there because if you look at the IT services outsourcing industry today, how many vendors have this kind of margin, so what is your view on that?

S.D. Shibulal

I think there are 3 parts to this answer and one needs to actually look at them quite differently. Number one is aspiration. Our aspiration is to create high quality growth, there is no doubt about that. We are always aspiring to have above industry average growth and one of the industry leading margins. There is no change in the aspiration. Everything which we are doing is to maintain those aspirations. Our strategies are designed to meet our aspirations. When we talk about balanced growth, when we talk about increasing our revenue from Products and Platform, when we talk about increasing our revenues in Consulting and System Integration, when we talk about growing our Business and IT services, it is all meant to create a balanced portfolio which will meet our aspiration. There is no change in our aspiration and I do not really see any reason to change aspiration. Let us be very clear on that. Number two, you will have short-term challenges. We are going through transformation, we are in a challenging environment, we operate in a volatile world, you will see short-term fluctuations as well as challenges, but our long-term aspiration remains the same. Aspirations create strategies, strategies create results. Our belief is that we have created a strategy which will enable us to meet our aspiration. There are no guarantees. Once our strategies yield results, they should meet our aspiration. That is number one. Number two, we continue to mix up price and margin. Margin is a reflection of many things, it is not a reflection of price alone. For us price is a portfolio approach. Today the units which operate in the market have flexibility to take decisions on price at a portfolio level. It is not that we are going to walk away from a deal because of the price. It is about making sure that we put a solution and structure in place at the right value for the client. Margin is reflection of many other levers-how much investments you are making, what is your onsite offshore ratio, what is the pyramid structure you have, how many freshers are you recruiting. There are so many other pieces tht come into the margin. We will continue to aspire for high quality growth.

Unknown Speaker

Bala had mentioned about a rise in subcontracting, I wanted to understand is that specifically in US and Europe? A rise in subcontracting would also mean a rise in subcontracting cost. What kind of impact is that going to have?

S.D. Shibulal

You have already seen some impact because the rise in subcontracting will of course mean the increase in subcontracting cost and that has had some impact on our margin. It is mostly outside India, it is mostly in niche skills in Consulting and System Integration space where we need people at a very short interval and that is where we use subcontracting. We have recruited 500 people onsite in Q2. It is not that we are not recruiting and we have just decided to do subcontracting. These are all strategies which one has to employ to make sure that we have the right talent at the right place at the right time.

BG Srinivas

Just to add to that there have been specific client instances where they are looking at consolidation of vendor base. They are also looking at consolidation of contractors and wanting system integrators like Infosys to take charge. There are few such instances which also lead to increase in sub-contracting costs, because they come under the same category when we take over.

Unknown Speaker

In terms of percentage points what kind of an impact is that likely to have in the coming quarter?

V. Balakrishnan

Compared to last year, the subcontractor costs have gone up by about 1.5% of revenues. It is a short-term thing because whenever you see a mismatch in skills, you go and take subcontractors. If you look at the current Q2, the consulting business grew by 3% QoQ. This is a short-term arrangement. In the long term anyway we will hire the right skilled people and make it work.

Unknown Speaker

This is a question for Shibu, you have been talking a lot about the challenging environment which the IT industry is seeing but surprisingly we do not see that kind of commentary from your rivals or global players. NASSCOM annual guidance is of 11% to 14% and you have given a 5% guidance and TCS has already said it hopes to beat the NASSCOM guidance, so what do you have to say to these kind of comments?

S.D. Shibulal

Please remember each business is different. We have a higher percentage of Consulting and System Integration revenue, we operate more in the discretionary spend space, we have pretty large dependence on financial services. Our Consulting and System Integration revenue in financial services is comparatively lower. If you put these two together, we have app 54-55% of your revenue in a volatile environment. So the impact of the volatility is different for different organizations. For us because we have larger dependency on discretionary spend and financial services, the impact will be very different, that is one. Number two, it is true that we went through a major transformation. But as I said the transformation is completely behind us and we are on the execution path. There will be some turmoil because of the transformation, it is bound to be there. I have said this in the past. There is no good time for change, there is a right time for change and we clearly believe that we have changed at the right time. But that will also have a short term impact. So one needs to look at different organizations differently based on the strategic directions they are pursuing and the kind of revenue profile they have.

Deepu

We are now soon approaching the end of this calendar year. This is the time when the clients really start thinking about their next year’s budget. Any indication you are getting from them as to how they are going ahead with their spending pattern, how much they want to spend?

S.D. Shibulal

The world has changed. In earlier years by this time people used to think about next year’s budget, but now they are still thinking about today’s budget. So it is way too early.

Deepu

Sir, this hike that you are giving, is it with effect from November 1st ?

S.D. Shibulal

This offshore hike is effective October 1st and onsite hike is effective January 1st, 2013.

Thank you very much